November 25, 2020

VIA CORRESPONDENCE

Mark K. Brunhofer
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fanhua Inc. Form 20-F for the Fiscal Year Ended December 31, 2019 Filed April 29, 2020 File No. 001-33768

Dear Mr. Brunhofer:

This letter sets forth the response of Fanhua Inc. (the “Company”) to the additional comments contained in the letter dated November 12, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to responses to the previous comments of the Staff regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Form 20-F”).

For your convenience, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2019

Notes to the Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

(r) Revenue Recognition

Insurance agency services revenue, page F-21

1.	We acknowledge your response to prior comment 2. Please tell us whether you accrue the costs of your post-sale administrative services upon policy effectiveness as required by ASC 606-10-25-16A. If not:

●	Tell us why you have not done so;

●	Tell us the amount of such costs that should have been accrued at:

○	January 1, 2018 adoption of ASC 606;

○	December 31, 2018;

○	December 31, 2019 and

○	June 30, 2020; and

●	Provide us your analysis under SAB 99 as to whether this under accrual is material.

The Company respectfully advises the Staff that as responded in the previous response letter dated October 30, 2020, the post-sale administrative activities include reminding policyholders of the upcoming renewal, notifying policyholders of changes in terms, if any, and/or notifying insurance companies of any updates to policyholders’ contact information. The sales agents engaged by the Company who facilitated the sales of the insurance policy typically perform these post-sale administrative activities. The Company has concluded that these activities represent administrative tasks in nature and do not constitute performance obligations under ASC 606. Rather, it believes these are activities that the Company undertakes to set up and maintain a contract that do not transfer a good or service to the customers consistent with paragraph ASC 606-10-25-17. While these activities are intended to remind the policy holder to make a payment and renew their policy, the Company’s efforts in this regard primarily serve to maintain relationships with the users of our platform and enable us to sell additional insurance products. Therefore, we do not believe ASC 606-10-25-16A is applicable as we believe these administrative activities are performed mainly for the Company’s benefit (to maintain policy holder relationships) and do not transfer a promised good or service to the customer.

2.	We acknowledge your response to prior comment 3. Please elaborate on why you fully constrain the trailing commission variable consideration. In your response reference for us, where appropriate, the authoritative literature you rely upon to support your position and tell us:

●	Why you are in the early stages of developing your life insurance agency business when on page 35 you disclose that you entered this business in 2006 when you acquired three life insurance agencies and that these companies presumably had operations before this time.

●	Why the up to over 20-year renewal term on many of the policies you sell apparently precludes you from making reasonable estimates of trailing commissions to be earned in the immediate future. In this regard, it appears that the operation of the constraint in ASC 606-10-32-11 recognizes in the transaction price for performance obligations already delivered the minimum amount of revenue not likely to reverse.

●	In conjunction with the preceding bullet, why you apparently cannot make reasonable estimates of trailing commissions, at a minimum, over the next year or two and continue a rolling assessment of this variable consideration each year under the guidance in ASC 606-10-32-14.

●	Whether you apply a higher standard in applying the variable consideration guidance in ASC 606-10-32-11 as your proposed disclosure indicates that you “cannot conclude it is highly probable that a significant reversal...of cumulative revenue will not occur” when the referenced standard includes only a probable notion.

The Company respectfully advises the Staff that when estimating the amount of variable consideration associated with potential trailing commission(s) (i.e., the renewal commission, renewal compensation and renewal performance bonus) in accordance with ASC 606-10-32-5 to 32-9 using the expected value method, the Company determined that such estimates were constrained until the actual renewals occur in accordance with paragraph ASC 606-10-32-12. Apart from what the Company has analyzed in the response letter dated October 30, 2020, the Company further elaborates on why it fully constrains the variable consideration associated with potential trailing commission(s) as follows:

●	Although the Company entered into the life insurance business in 2006 through the acquisition of three life insurance agency companies, the insurance companies with whom the Company partners, as well as the life insurance products sold on behalf of these customers, have evolved significantly over time. This is due, in part, to exponential growth in the life insurance market in China (life insurance premiums in the Chinese market have grown by 650.0% from RMB413.2 billion in 2006 to RMB3.1 trillion in 2019) as well as the industry facing a number of regulatory changes over the past decade. As a result, the Company has experienced significant changes to its product offerings and customer base and seen continual changes in consumer behavior. Consequently, the renewal data accumulated prior to 2016 (as further explained below) does not provide predictive value for estimating renewals on the portfolio of current life insurance products offered through us. The significant changes to our business include but are not limited to the following:

➢	Changes in insurance products distributed: The life insurance products sold by the Company have changed significantly over time in response to actions taken by the Chinese regulators. In September 2016, the China Insurance Regulatory Commission (CIRC) promulgated certain regulations which required life insurance companies to discontinue selling certain short and medium term life insurance products or redesign existing products to comply with the new laws. As a result, the main insurance products offered through our platform have changed from normal term health and life insurance products (such as individual endowment life insurance) during earlier years, to universal life insurance and participating insurance products from 2013 to 2016; subsequently to critical illness insurance products and individual annuity products from 2017 to 2019; and most recently to individual whole life insurance products in 2020. These changes limit the Company’s ability to use the historical experience in its life insurance agency business prior to 2016 to predict future renewals (and any related trailing commission) because these products are not representative of the life insurance policies sold by the Company in recent years.

➢	Changes to our customer base: The insurance companies that the Company partnered with during the period from 2006 to 2016 were largely smaller insurance providers, most of whom reduced their cooperation with the Company substantially and had no further sales activities with the Company after 2016. As noted above, the CIRC tightened regulations over the sale of short-term life insurance products in 2016. As a result, the Company stopped partnering with many of its existing customers and began partnering with other life insurance providers who specialize in long-term insurance products. The Company noted that four of its top five life insurance customers have changed from the aforementioned periods to recent years. These changes in the customer base further limit the Company’s ability to accurately predict future renewal patterns (and any related trail commission) of life policies sold by the Company in recent years.

●	In addition to the Company having limited representative data that predicts renewal rates of its current mix of life insurance products and customers, the Company has observed various degrees of fluctuations in renewal rates over the last several years. The Company assessed the possible reasons for this and concluded that it may be caused by the products’ nature, policyholders’ personal financial condition, or changes in consumer behavior as the result of the evolving insurance market in China, which are outside of the Company’s control.

●	The Company acknowledges the Staff’s comment in regard to making an estimate of the constraint in the immediate future (i.e., in the next year or two). However, due to the high level of uncertainty relative to estimating renewals of life insurance products sold by the Company as outlined in our response letter dated October 30, 2020 and above, we cannot conclude that it is probable that a significant reversal in cumulative trailing commission revenue recognized will not occur until the uncertainty is resolved in accordance with ASC 606-10-32-11 (that is, under current circumstances, until the policy is actually renewed).

●	The Company will continue to reassess its estimate of variable consideration in accordance with ASC 606-10-32-14 at the end of each reporting period by evaluating the guidance in ASC 606-10-32-11 through 32-12. In doing so, the Company will refine its estimate as its business further advances and more historical data that is predictive of future policy renewals for our current product offerings becomes available to us.

●	The Company does not apply a higher standard in applying the variable consideration guidance in ASC 606-10-32-11 as the word “highly” was mistakenly used and will be removed in the revised disclosure.

3.	Regardless of the outcome of the preceding comment, please:

●	Revise your proposed disclosure from prior comment 3 to remove the word “highly” from the phrase quoted in the last bullet of the preceding comment.

●	Provide us proposed revised disclosure that indicates the amount of renewal premium trailing commissions received (or changes in trailing premium estimates recorded in prior periods) in each period as the adjustment of transaction price for performance obligations delivered in prior periods as stipulated in ASC 606-10-50-10b and 50-12A.

In response to the Staff’s comment, the Company will remove the word “highly” from the proposed disclosure included in prior response to comment #3, and also supplement the disclosure as stipulated in ASC 606-10-50-10b and 50-12A in notes to the financial statements for the fiscal year ending December 31, 2020 as follows (the additions are marked in underline text and deletions are marked in strikethrough text):

“For the sales of long-term life insurance products, the Group is entitled to receive initial commission upon the effectiveness of the insurance policy, and subsequent renewal commission, renewal compensation and renewal performance bonus when the policyholders makes subsequent annual premium payments. The amount of initial commission, renewal commission, renewal compensation and renewal performance bonus is computed based on the insurance premium paid multiplied by pre-agreed matrix.

Renewal commission, renewal compensation and renewal performance bonus related to life insurance policies represent variable consideration which is contingent on future renewals of initial policies or whether the Group achieves its performance target typically measured as retention rate of policyholders of an insurance company in a given year. When determining the transaction price including variable subsequent renewal commission(s) related to each life insurance policy, the Group estimates the variable consideration by using the expected value method and applying the variable consideration constraint. The Group cannot conclude it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur until the uncertainty associated with the variable consideration is subsequently resolved because 1) the Group has limited history of selling its current life insurance products and co-operating with its current customers such that the Group’s experience is of little predictive value in determining future renewal(s) of long-term life insurance policies; 2) the occurrence of a renewal is outside the Group’s control and the estimate of renewal rates is complex and requires significant judgement; 3) the estimate of variable consideration associated with policy renewals has a broad range of possible consideration amounts; and 4) the contingency is not expected to be resolved for a long period of time. Thus, revenue related to the contingent renewal commission, compensation and performance bonus are recorded when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, typically, when a policyholder pays a renewal premium to the insurance company, and the expiring policy is renewed.

...

Given the revenue related to the contingent renewal commission, compensation and performance bonus is not recorded upon policy effectiveness due to the variable consideration constraint, the Group thus recognizes revenue in subsequent reporting years when policyholders pay renewal premium to insurance companies through which initial policies are subsequently renewed, and recognizes the corresponding contract asset arising from a change in the estimate of variable consideration which is constrained.

The balances of the Group’s contract assets arising from a change in an estimate of variable consideration which is constrained was RMB37.1 million and RMB[  ] million as of December 31, 2019 and 2020, respectively.

During the years ended December 31, 2018, 2019 and 2020, the amount of revenue recognized related to performance obligations satisfied in a previous period, inclusive of changes due to estimates, was approximately RMB571.1 million, RMB782.1 million and RMB[  ] million, respectively.”

* * *

If you have any additional questions or comments regarding the 2019 Form 20-F, please contact the undersigned at +86 8388 3033 or our U.S. counsel, Ben James of Kirkland & Ellis, at +852 3761-3412.

Very truly yours,

By:	/s/ Peng Ge
Name:	Peng Ge
Title:	Chief Financial Officer

cc:	David T. Zhang, Esq., Kirkland & Ellis
Ben James, Esq., Kirkland & Ellis